Rationale for Going Private

June 16, 2005

Attorney Client Privileged

Confidential

Lower annual auditing costs: The Wall Street Journal estimated that audit costs for public companies rose 15%
to 25% last year.  This resulted primarily from compliance with the Sarbanes-Oxley Act; SEC requirements causing accountants to spend more time with audit committees and in reviewing public filings.  Additionally, the demise of Arthur Andersen has diminished the labor pool of available accountants thus affecting the pricing model.

Remove additional liability and risk for Raytech senior officers:  Sarbanes-Oxley requires officers to certify that the 10K and 10Q “fairly presents, in all material respects, the financial condition and results of operations of the issuer”. Knowingly signing a report that is in non-compliance can result in up to $1 million in fines and up to 10 years in jail. Willful violators can face up to $5 million in fines and up to 20 years in prison.

Eliminate need for increasingly costly D&O policies. It is commonly assumed that companies will face significant increases in “D&O” insurance costs.  Some preliminary estimates are that rate increases could go as high as 40% for strong companies and materially higher for weaker companies.  This type of policy would not be as expensive for a private company.

REASONS TO BE PRIVATE:

Mitigate the dramatically rising expense of meeting regulatory compliance for tighter reporting under the
Securities Act.

Eliminate the increased responsibility and workload of the Audit Committee caused by expanded initiatives of the Exchanges and NASDAQ for corporate governance.

Eliminate the cost of shareholder communications and public relations.

Increase Management Efficiency:  By not being in the public spotlight, senior executives can spend their time managing the company; dealing with customers, vendors, etc. rather than using valuable time dealing with the press, analysts and money managers.

Raytech is facing the need to develop long-term strategies and goals and to find the most favorable way to finance these programs.  Being a public company puts undue pressure on senior executives to manage for quarter-to-quarter results.  This often gives management the Hobson’s choice of postponing longer term promising projects to produce better quarterly results helping to “ensure” Wall Street’s coverage and stock support versus building for the future and letting the stock languish.

REASONS TO BE PRIVATE:

As a private company, Raytech will not be distracted by any possible “bargain hunter” bids to acquire the
Company for an unreasonably low price.  A public company has an obligation to listen to all comers.

Offering a cash bid will provide shareholders with a means of achieving liquidity in a thinly traded market.

In the best of times, large broadly held companies are finding it hard to get good research coverage in an era of research budgets down by a third from their recent high, and concern about regulatory activism and consolidation in the brokerage industry.  What chance, if any, does a company like Raytech have to attract coverage with only 10% of its stock in public hands?

Private companies do not have to be concerned about sensitive competitive information being released in order to satisfy public disclosure requirements.

With the majority holder (Ray Trust) buying out the minority shareholder, there is no change of control. This relieves the Board of the obligation to get best price and to obtain a fairness opinion, or have a special committee.

REASONS TO BE PRIVATE:

PRICING & FAIRNESS:

As a majority shareholder buying out the minority, it is my understanding that the Trust does not come under the
Entire Fairness Standard.  Nonetheless, everyone would be best served if the Trust were to determine an equitable and fair price to offer the minority shareholders.  The courts have determined that a fair price is determined by reviewing economic and financial considerations of the proposed transaction, including corporate assets, market value, earnings, future prospects, and any other elements that may affect the intrinsic or inherent value of the corporation’s stock.  The courts have stated that a fair price does not necessarily mean the highest price in this context, but rather a price that a reasonable seller understanding all the circumstances, would regard as within a range of fair value.  In evaluating all of its strategic options, the Trustees considered among other things, a report commissioned by Raytech from W.Y. Campbell & Company, an investment banking firm that specializes in the automotive sector.  The purpose of the report was to evaluate the viability of a sale of all or pieces of the Company.
In this report, dated October 26, 2004, W.Y. Campbell analyzed the company (including the factors just enumerated) reviewed the state of the industry and evaluated the prospects of Raytech.  Campbell prepared several different valuation scenarios and concluded that the Equity Value per Share was $1.41 at the time of the report.  Using the same models, they projected an equity value range of $1.21 on a downside forecast to $2.05 on best case strategic forecast, for year end 2005. It was Campbell’s opinion that a sale of the Company was not a viable option at that time.

CONCLUSION:

Raytech Corporation is controlled by a trust established for the benefit of the asbestos litigation beneficiaries.
With approximately 10% of its stock in public hands, there is a very thin and limited market for its shares.  As a result of Sarbanes-Oxley initiatives, and increased regulatory scrutiny of public companies, the Company is spending a disproportionate amount of money to meet these obligations.  Discussions with management suggest that the annual overall cost of being public is between $1.25 and $1.75 million.  Since the Trust has to manage this asset to maximize value for its constituents, the cost of maintaining the reality, and I submit the illusion, of being a public company is clearly a case of the tail wagging the dog.  I say illusion because this is an orphan stock that has little or no broad appeal to investors and the Company gets little, if any benefits from the public markets.  The stock has had a poor performance record and attracts very little following.  It makes no sense to dilute management’s time and expend significant dollars to facilitate the public market when for all intent and purpose this is a private company that has some public shareholders.  If the Trust is to function under its mandate to protect and maximize value, it needs to be unfettered by the bonds of catering to a silent minority.
Maintaining the status quo in effect places the Trustees in an unenviable position, as if caught forever between
Scylla and Charybdis.  On the one hand they have a fiduciary obligation to the beneficiaries of the Trust and on the other hand Raytech (the principal asset of the Trust), has a similar obligation to the minority shareholders.

CONCLUSION CONT’D:

While it has been possible to accommodate both through a balancing act, neither group is well served.  Arguably it can be said that the needs of the beneficiaries must be the primary concern of the Trust, and maximizing value can be more easily accomplished if Raytech were a private entity.

In arriving at a price to be paid for the minority shares, it is our recommendation that the Trust give strong consideration to the following:

    economic and business factors previously enumerated

    the needs of the Trust

    the poor stock performance of the Company

    the de minimis shareholdings in the public hands

    cost of capital

    alternative uses for working capital

    the considerable economic risk of executing the strategic plan in an industry dominated by Fortune 100 companies

CONCLUSION CONT’D:

    the continued poor performance of the U.S. automakers and projected decline in sales of U.S. cars declining share price and that the current share price of $1.35, is considerably less than the 120 average price of $1.59

After weighing these and other factors considered relevant by the Trustees, a business judgment must be reached to arrive at a price that is both equitable to the shareholders and represents good economic value to the Trust.

Raytech Three Year Operating Summary

Fiscal 2004

Fiscal 2003

Fiscal 2002

Fiscal year end date

2-Jan

28-Dec

29-Dec

Shares outstanding

41,737

41,728

41,608

Income Statement

Net Sales

$227,313

$205,865

$209,866

Net Sales Per Share

$5.45

$4.93

$5.04

Net Sales Growth

10.42%

-1.91%

4.28%

Gross Profit

$40,935

$26,126

$36,771

EBITDA

$17,196

($19,673)

$16,388

EBITDA Growth

187.41%

-220.05%

462.00%

Net Income

($2,750)

($66,443)

($2,825)

Diluted EPS

($0.07)

($1.59)

($0.07)

Earnings Growth

95.9%

-2252.0%

NM

Profitability

Gross Margin %

18.01%

12.69%

17.52%

EBITDA Margin %

7.56%

-9.56%

7.81%

Net Margin %

-1.21%

-32.28%

-1.35%

Management Effectiveness

Return on Assets

-1.34%

-26.56%

-0.92%

Return on Equity

-3.69%

-88.65%

-1.97%

Balance Sheet

Total Cash

$19,168

$21,285

$22,010

Total Cash Per Share

$0.46

$0.51

$0.53

Total Debt

$26,696

$22,446

$19,384

Total Debt/Equity

36.1%

29.6%

13.6%

Current Ratio

1.55

1.44

1.34

Book Value Per Share

$1.75

$1.82

$3.42

Cash Flow

From Operations

$117

$2,644

$12,957

Free Cashflow*

($13,559)

($9,340)

$1,290

All figures in $000s except per share figures.

* Defined as cash flow from operations minus change in working capital plus net interest expense minus capital expenditures.

Sources:  Thomson, EDGAR Online and internal company reports.

RAYTECH CORP HLDG & CO DEL
as of 9-Jun-2005
2.5
2.0
1.5
1.0
Jul04
Sep04
Nov04
Jan05
Mar05
May05
800
600
400
200
0
Thousands
Copyright 2005 Yahoo! Inc.
http://finance.yahoo.com/

HT CAPITAL ADVISORS, LLC

Raytech One Year Stock Price Review

$1.59

120 Day Average

$1.52

90 Day Average

$1.46

60 Day Average

$1.53

30 Day Average

Closing Price on
June 10, 2005:
$1.35

Shares*	% of Outstanding	Market Value**
Total Shares Outstanding	41,737,306	100.00%	$ 56,345,363
Principal Stockholders and Insiders			
Raytech Corp. Asbestos Personal Injury Settlement Trust	34,584,432	82.86%	$ 46,688,983
U.S. Environmental Protection Agency	2,300,868	5.51%	3,106,172
Total	36,885,300	88.37%	$ 49,795,155
Approximate Float	4,852,006	11.63%	$ 6,550,208
Former and Current Directors and Officers	720,335	1.73%	$ 972,452
Top Institutional Holders			
Gamco Investors Inc.	537,800	1.29%	$ 726,030
Dimensional Fund Advisors Inc.	311,995	0.75%	421,193
Gabelli Funds, LLC	227,000	0.54%	306,450
The Vanguard Group, Inc.	196,505	0.47%	265,282
Newcastle Partners, L.P.	184,900	0.44%	249,615
Northern Trust Corporation	119,312	0.29%	161,071
Mellon Financial Corporation	114,513	0.27%	154,593
TIAA Cref Investment Management, LLC	111,510	0.27%	150,539
Barclays Bank Plc	61,647	0.15%	83,223
Calpers	41,600	0.10%	56,160
Total	1,906,782	4.57%	$ 2,574,156
Top Mutual Fund Holders			
Gabelli Small Cap Growth Fund	170,000	0.41%	$ 229,500
Enterprise Group Funds - Small Company Value Fund	145,000	0.35%	195,750
American Skandia Tr-Gabelli Small Cap Value Portfolio	125,000	0.30%	168,750
College Retirement Equities Fund - Stock Account	117,281	0.28%	158,329
Strategic Partners Small Company Fund	76,000	0.18%	102,600
Gabelli Westwood Mighty Mites Fund	57,000	0.14%	76,950
DFA U.S. Micro Cap Portfolio	51,695	0.12%	69,788
EQ Advisors Trust-Eq/Enterprise Small Co. Value Port	40,000	0.10%	54,000
DFA U.S. Small Cap Value Series	26,800	0.06%	36,180
AXP Partners Select Value Fund	26,000	0.06%	35,100
Total	834,776	2.00%	$ 1,126,948
Other Shareholders	1,390,113	3.33%	$ 1,876,653

Source: Vickers Stock Research

* Based on most recent SEC filing.
** Market price of $1.35 on 6/10/05.

HT CAPITAL ADVISORS, LLC

Raytech Ownership Summary